Exhibit 99.2

TARP COMPLIANCE CERTIFICATION

PRINCIPAL FINANCIAL OFFICER

I, Michael J. Hughes, certify, based on my knowledge, that:

(i)
Effective March 16, 2011, National Penn Bancshares, Inc. (“National Penn”) repaid in full its obligations to the U.S. Treasury arising under the TARP Capital Purchase Program ("TARP CPP") and exited its participation in the TARP CPP.  As a result, National Penn was subject to the applicable rules and regulations under the TARP CPP for a limited portion of the most recently completed fiscal year, beginning on January 1, 2011 and ending on March 16, 2011.  The compensation committee of National Penn has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to National Penn;

(ii)
The compensation committee of National Penn has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of National Penn and has identified any features of the employee compensation plans that pose risks to National Penn and has limited those features to ensure that National Penn is not unnecessarily exposed to risks;

(iii)
The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of National Penn to enhance the compensation of an employee, and has limited any such features;

(iv)	The compensation committee of National Penn has certified to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v)	The compensation committee of National Penn has provided a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A)	SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of National Penn;

(B)	Employee compensation plans that unnecessarily expose National Penn to risks; and

(C)	Employee compensation plans that could encourage the manipulation of reported earnings of National Penn to enhance the compensation of an employee

(vi)
National Penn has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or “clawback” provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii)
National Penn has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii)
National Penn has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix)
National Penn and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x)
National Penn has permitted a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi)
National Penn will disclose the amount, nature and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii)
National Penn has disclosed whether National Penn, the board of directors of National Penn, or the compensation committee of National Penn has engaged during any part of the most recently completed fiscal year that was a TARP period, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii)
National Penn has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv)	National Penn has substantially complied with all other requirements related to employee compensation that are provided in the agreement between National Penn and Treasury, including any amendments;

(xv)
Due to the repayment described above, the standard referred to in paragraph (xv) of the Model Certification for Years Following First Year Certification set forth in the U.S. Department of the Treasury's Interim Final Rule, 31 C.F.R. Part 30, as amended, under section 111 of the EESA (relating to the submission to Treasury of the SEOs and twenty most highly compensated employees), was not required to be met by National Penn; and

(xvi)	I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

All certifications contained herein regarding the compliance of National Penn (including that of any one or more of its directors, officers or employees) with applicable statutes, regulations or other guidance are based on the advice of National Penn’s legal counsel and their interpretations of such statutes and regulations.

February 29, 2012	/s/ Michael J. Hughes
Michael J. Hughes
Chief Financial Officer
(Principal Financial Officer)